SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

( Mark One)

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from  ____ to ____

Commission file number 000-13585

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Integra Bank Corporation
Employees’ 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principalexecutive office:

Integra Bank Corporation
21 Southeast Third Street, Evansville, Indiana 47705

Required Information

Item 4.
The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the  Plan’s financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA.  Such financial statements and schedule are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

A.	Financial Statements and Schedules:

Report of Independent Registered Public Accounting Firm (for December 31, 2009 and 2008 Plan Years)

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008

Notes to Financial Statements

Schedule H:    Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

B.	Exhibit

23.1 - Consent of  KraftCPAs PLLC

Report of Independent Registered Public Accounting Firm

Administrative Committee
Integra Bank Corporation Employees’ 401(k) Plan
Evansville, Indiana

We have audited the accompanying statements of net assets available for benefits of the Integra Bank Corporation Employees’ 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Integra Bank Corporation Employees’ 401(k) Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KraftCPAs PLLC

Nashville, Tennessee
June 25, 2010

Federal Employer Identification Number:  62-0713250

Integra Bank Corporation Employees’ 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets

Investments, At Fair Value	$23,972,292	$21,694,017

Receivables
Employer’s contributions	0	9,588
Accrued interest and dividends	18	2,242

	18	11,830

Cash	550	656

Total assets	23,972,860	21,706,503

Liabilities

Excess contributions refund payable	62,076	0
Accounts payable	28,297	15,878

Total liabilities	90,373	15,878

Net Assets Available for Benefits	$23,882,487	$21,690,625

See Notes to Financial Statements

Integra Bank Corporation Employees’ 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2009 and 2008

	2009	2008

Investment Income
Net appreciation (depreciation) in fair value of investments	$3,246,528	$(9,152,683)
Interest and dividends	489,024	832,505

Net investment income (loss)	3,735,552	(8,320,178)

Contributions
Employer	287,315	1,243,448
Participants	1,712,895	2,191,719
Rollovers	50,494	140,054

Total contributions	2,050,704	3,575,221

Total additions (subtractions)	5,786,256	(4,744,957)

Deductions
Benefits paid directly to participants	3,521,574	2,211,419
Administrative expenses	72,820	90,741

Total deductions	3,594,394	2,302,160

Net Increase (Decrease)	2,191,862	(7,047,117)

Net Assets Available for Benefits, Beginning of Year	21,690,625	28,737,742

Net Assets Available for Benefits, End of Year	$23,882,487	$21,690,625

See Notes to Financial Statements

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008

Note 1:	Description of the Plan

The following description of the Integra Bank Corporation Employees’ 401(k) Plan (Plan) provides only general information.  Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan administrator, Integra Bank Corporation (Company, or Employer).

General

The Plan is a defined contribution plan covering substantially all employees of the Company and its subsidiaries.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Plan’s trustee is Integra Bank, N.A. Effective January 1, 2010, Charles Schwab Trust Company, a division of Charles Schwab Bank, became the Plan’s trustee.

Contributions

Participants may contribute up to 100% of their annual compensation.  Contributions are subject to certain limitations.  Each eligible participant receives a Company matching contribution equal to 100% of the participant’s contribution up to 3% of compensation, and 50% of the participant’s contribution on the next 2% of compensation.  In addition, the Company may make a profit-sharing contribution that is allocated to the individual accounts based on the percentage of the employee’s compensation to total compensation of all eligible employees.  Effective April 3, 2009, the Plan was amended to discontinue Employer Safe Harbor Matching contributions.  Rollover contributions may be made by employees who previously participated in a tax-qualified retirement plan maintained by another employer provided that it satisfies all applicable requirements of the Internal Revenue Code and any other requirements that the Plan administrator may establish.

Participant Investment Account Options

Investment account options include various mutual funds and Company stock.  Each participant has the option of directing his or her contributions into any of the investment account options and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocated share of the Company’s contributions, forfeitures of terminated participants’ nonvested profit-sharing accounts and Plan earnings, and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008

Vesting

Participants are immediately vested in their voluntary, rollover and Employer safe harbor matching contributions plus earnings thereon.  A participant is fully vested in his or her profit-sharing account plus earnings therein after one year of continuous service.  Alternatively, a participant may become fully vested in his profit-sharing account upon the attainment of age 65, disability, death or termination of the Plan.  The nonvested balance is forfeited upon termination of service.  Forfeitures relating to the profit-sharing accounts are allocated among active participants based upon compensation.

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum distribution equal to the value of his or her account.  At December 31, 2009 and 2008, Plan assets included $484,291 and $29,942, respectively, allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Participants’ Loans

The Plan does not contain a loan provision; however, the Company amended its Plan to allow employees with outstanding loan balances from a plan merged into the Integra Bank Corporation Employees’ 401(k) Plan in 2007 to continue repayment via payroll deduction.

Effective January 1, 2010, participants, for hardship purposes, are allowed to borrow from their pre-tax 401(k) and Roth 401(k) deferral accounts a minimum of $1,000 up to a maximum loan equal to the lesser of $50,000 or 50% of their vested account balance.  The loans are evidenced by notes with maturities not greater than five years unless made for the purchase of a primary residence.  The notes are secured by 50% of the participant’s vested account balance.  Interest rates on participant loans are required to be commensurate with current interest rates charged on loans made under similar circumstances by persons in the business of lending money.  Principal and interest are paid ratably through payroll deductions.

Unallocated Accounts

Funds may also be held temporarily in a cash account pending allocation into participant accounts.  This fund does not represent an investment option that can be chosen by the participants.  Plan assets not allocated to participants’ accounts amounted to $550 and $656 as of December 31, 2009 and 2008, respectively.  The Employer and employee contributions were allocated to participants’ accounts in January 2010 and 2009, respectively.

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition

Investments of the Plan are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Plan Tax Status

The Plan obtained its latest determination letter on March 19, 2003, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore, not subject to tax.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

The Financial Accounting Standards Board issued new guidance on accounting for uncertainty in income taxes. The Plan adopted this new guidance for the year ended December 31, 2009.  Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008

Events Occurring After Reporting Date

The Plan Sponsor has evaluated events and transactions that occurred between December 31, 2009 and June 25, 2010, the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

Note 3:	Participant-Directed Investments

The Plan’s investments are held by Charles Schwab & Co., Inc.  The following table presents investments that represent 5% or more of the Plan’s net assets.

	2009	2008

Harbor Bond Fund	$5,067,853	$4,221,259
Vanguard 500 Index Fund	4,344,697	3,779,230
Blackrock Large Cap Value	1,581,531	1,567,712
American Funds Capital World Growth and Income Fund	2,461,594	2,085,761
American Funds Growth Fund of America	2,334,956	1,763,727
Schwab Investor Money Fund	4,207,379	5,147,612
Columbia Acorn Fund	1,273,092	**

**Investment did not represent 5% or more of the Plan’s net assets at the respective year end.

During the years ended 2009 and 2008, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in value by $3,246,528 and ($9,152,683), respectively, as follows:

	2009	2008

Mutual funds	$3,388,156	$(7,752,021)
Common stock	(141,628)	(1,400,662)

Net appreciation (depreciation) in fair value	$3,246,528	$(9,152,683)

Interest and dividends realized on the Plan’s investments for the years ended 2009 and 2008, were $489,024 and $832,505, respectively.

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008

Note 4:	Party-in-Interest and Related-party Transactions

Integra Bank Trust Department acts as trustee of the Plan.  There were no trustee fees recorded by the Plan for the years ended December 31, 2009 and December 31, 2008.

Included in Plan assets at December 31, 2009 and 2008, were shares of Integra Bank Corporation common stock totaling $228,830 and $255,882, respectively.

The Plan incurs expenses related to general administration and recordkeeping.  The Plan Sponsor may pay these expenses and certain accounting and auditing fees relating to the Plan.  General administration and recordkeeping fees of $72,820 and $90,741 were recorded by the Plan for the years ended December 31, 2009 and 2008, respectively.  At December 31, 2009 and 2008, the Plan had accounts payable of $28,297 and $15,878, respectively.

The transactions noted above are party-in-interest transactions.  Parties-in-interest are defined under United States Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others.  These transactions are exempt under the United States Department of Labor regulations.

Note 5:	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to Form 5500:

	2009	2008

Net assets available for benefits as shown in the financial statements	$23,882,487	$21,690,625
Amounts allocated to withdrawing participants	(484,291)	(29,942)

Net assets available for benefits as shown on Form 5500	$23,398,196	$21,660,683

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31 to Form 5500:

	2009	2008

Benefits paid to participants as shown in the financial statements	$3,521,574	$2,211,419
Add: Amounts allocated to withdrawing participants at end of year	484,291	29,942
Less: Amounts allocated to withdrawing participants at beginning of year	29,942	151,359

Benefits paid to participants as shown on Form 5500	$3,975,923	$2,090,002

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Note 6:	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Because of the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 7:	Fair Value Measurements

Financial accounting standards relating to fair value measurements establish a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by the observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis:

Mutual funds:	Valued at the net asset value of shares held by the Plan at year end.

Common stock:	Valued based on a unit price determined after reduction for the percentage of the portfolio held in cash. The level of cash is a predetermined percentage of the portfolio.

Participant loans:	Valued at amortized cost, which approximates fair value.

No changes in the valuation methodologies have been made since the prior year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan Sponsor believes its valuation methods are appropriate and consistent with that of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008

The following table sets forth the Plan’s major categories of assets and liabilities measured at fair value on a recurring basis, by level with the fair value hierarchy, as of December 31:

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2009

Assets
Mutual funds
Index funds	$4,344,697	$4,344,697	$-	$-
Balanced funds	2,461,594	2,461,594	-	-
Growth funds	4,103,998	4,103,998	-	-
Fixed income funds	5,067,853	5,067,853	-	-
Other funds	7,760,727	7,760,727	-	-

Common stock	228,830	-	228,830	-
Participant loans	4,593	-	-	4,593

2008

Assets
Mutual funds	$21,432,493	$21,432,493	$-	$-
Common stock	255,882	-	255,882	-
Participant loans	5,642	-	-	5,642

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Participant loans

Balance, beginning of year	$5,642
Purchases, sales, issuances and settlements (net)	(1,049)

Balance, end of year	$4,593

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008

Note 8:	Excess Participant Contributions Payable

The Plan failed the discrimination test for the year ended December 31, 2009.  Excess contributions amounting to $62,076 are recorded as a liability in the accompanying statement of net assets available for benefits and as a reduction of participant-directed contributions for the year.  The Plan reimbursed these excess contributions to participants during 2010.

Supplemental Schedule

Integra Bank Corporation Employees’ 401(k) Plan
Employer Identification Number: 35-1632155
Plan Number: 002
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2009

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

*	Integra Bank Corporation	Common stock	**	$228,830

		TOTAL COMMON STOCK		228,830

	Harbor Capital Advisors, Inc.	Harbor Bond Fund	**	5,067,853
	Vanguard Trust Company	Vanguard 500 Index Fund	**	4,344,697
	Blackrock	Blackrock Large Cap Value	**	1,581,531
	Perkins Capital Corporation	Perkins Mid Cap Value Fund	**	1,128,144
	The American Funds Group	American Funds Capital World Growth and Income Fund	**	2,461,594
	The American Funds Group	American Funds Growth Fund of America	**	2,334,956
	Royce	Royce Value Plus Fund	**	495,949
	DFA Investment Company	DFA U.S. Small Cap Value Fund	**	763,560
	Columbia Wagner Asset Management	Columbia Acorn Fund	**	1,273,092
*	Charles Schwab Trust Company	Schwab Investor Money Fund	**	4,207,379
*	Charles Schwab Trust Company	Schwab Retirement Advantage Money Fund	**	80,114

		TOTAL MUTUAL FUNDS		23,738,869

*	Participant Loans	Interest rates from 4.25% to 8.25% with various maturities, secured by 50% of the participants’ vested account balances	-0-	4,593

		TOTAL INVESTMENTS		$23,972,292

* Indicates a party-in-interest to the Plan.
** Cost not required to be presented for participant-directed investments.

Signatures

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Integra Bank Corporation
Employees’ 401 (k) Plan
By:    Integra Bank Corporation, as Plan Administrator

June 25, 2010	/s/ Cheryl L. Steinbacher
Date	Cheryl L. Steinbacher
EVP Human Resources and Leadership Development Manager